UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AMBIT BIOSCIENCES CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X100

(CUSIP Number)

Copy To:
Kristen Bailey c/o Forward Ventures 9393 Towne Centre Drive, Suite 200 San Diego, CA 92121 (858) 677-6077	Laurence P. Naughton, Esq. Choate, Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 (617) 248-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02318X100	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Forward Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,038,219 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,038,219 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,219 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 02318X100	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Forward Ventures IV B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,038,219 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,038,219 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,219 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 02318X100	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Forward Ventures IV-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,038,219 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,038,219 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,219 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 02318X100	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Forward IV Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,038,219 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,038,219 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,219 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 02318X100	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Forward IV-C Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,038,219 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,038,219 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,219 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 02318X100	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Standish M. Fleming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,038,219 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,038,219 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,219 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 02318X100	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Ivor Royston, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,038,219 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,038,219 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,219 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 02318X100	13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS Stuart Collinson, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,038,219 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,038,219 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,219 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 02318X100	13D	Page 10 of 17 Pages

Item 1.       Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ambit Biosciences Corporation, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 11080 Roselle Street, San Diego, CA 92121.

Item 2.       Identity and Background.

(a)  Names of Persons Filing:  (1) Forward Ventures IV, L.P.; (2) Forward Ventures IV B, L.P.; (3) Forward Ventures IV-C, L.P.; (4) Forward IV Associates, LLC (the sole general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P.); (5) Forward IV-C Associates, LLC (the sole general partner of Forward Ventures IV-C, L.P.); (6) each of Standish M. Fleming and Ivor Royston, M.D., the managing members of each of Forward IV Associates, LLC and Forward IV-C Associates, LLC; and (7) Stuart Collinson, Ph.D., a key member of Forward IV Associates, LLC.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)  Address of Principal Business and Principal Office:  The address of the principal business and the principal office of each of the Reporting Persons is 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

(c)  Principal Business/Occupation:  The principal business of Forward Ventures IV, L.P., Forward Ventures IV B, L.P. and Forward Ventures IV-C, L.P. is to make equity investments in life sciences and healthcare companies.  The principal business of Forward IV Associates, LLC is to act as the sole general partner of each of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P.  The principal business of Forward IV-C Associates, LLC is to act as the sole general partner of Forward IV-C Associates, L.P.  The principal occupation of each of Standish M. Fleming and Ivor Royston, M.D. is to act as managing members of each of Forward IV Associates, LLC and Forward IV-C Associates, LLC.  The principal occupation of Stuart Collinson, Ph.D., is to act as a key member of Forward IV Associates, LLC.

(d)  Criminal Proceedings:  During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Civil Proceedings:  During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship:  Forward Ventures IV, L.P. is a limited partnership organized under the laws of the State of Delaware.  Forward Ventures IV B, L.P. is a limited partnership organized under the laws of the State of Delaware.  Forward Ventures IV-C, L.P. is a limited partnership organized under the laws of the State of Delaware.  Forward IV Associates, LLC is a limited liability company organized under the laws of the State of Delaware.  Forward IV-C Associates, LLC is a limited liability company organized under the laws of the State of Delaware.  Each of Standish M. Fleming and Ivor Royston, M.D. is a United States citizen.  Stuart Collinson, Ph.D. is a United Kingdom citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

As of May 21, 2013, each of the Reporting Persons may be deemed to beneficially own 1,038,219 shares of Common Stock, consisting of (i) 135 shares of Common Stock acquired by the Reporting Persons prior to the Issuer’s initial public offering of Common Stock (the “IPO”); (ii) 263,301

CUSIP NO. 02318X100	13D	Page 11 of 17 Pages

shares of Common Stock, which were acquired on May 21, 2013 in a private placement by the Issuer (the “Private Placement”) concurrent with the IPO with an aggregate purchase price of $2,106,408 (or $8.00 per share, the same as the purchase price of shares of Common Stock in the IPO); (iii) 702,710 shares of Common Stock issued upon conversion of 24,084 shares of the Issuer’s Series B Preferred Stock, 53,579 shares of the Issuer’s Series C Preferred Stock, 102,450 shares of the Issuer’s Series D Preferred Stock, 298,802 shares of the Issuer’s Series D-2 Preferred Stock and 223,795 shares of the Issuer’s Series E Preferred Stock held by the Reporting Persons at the Closing of the IPO; and (iv) 72,073 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons.

On May 21, 2013, Mr. Fleming received options to purchase 7,085 shares of Common Stock at an exercise price of $6.66 per share of Common Stock (the “Options”).  One-third of the Options will vest on each of May 21, 2014, May 21, 2015 and May 21, 2016, respectively.  The Options have not been included in the calculations of beneficial ownership in this Schedule 13D, as they are not exercisable within the next sixty days.

The source of the funds for the purchases of securities before the IPO and for the purchase of Common Stock in the Private Placement was the working capital of Forward Ventures IV, L.P., Forward Ventures IV B, L.P. and Forward Ventures IV-C, L.P.  No borrowed funds were used to purchase the securities before the IPO or the Common Stock in the Private Placement.

Item 4.       Purpose of Transaction.

Forward Ventures IV, L.P., Forward Ventures IV B, L.P. and Forward Ventures IV-C, L.P. hold Common Stock and warrants to purchase Common Stock for investment purposes only.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Forward Ventures IV, L.P., Forward Ventures IV B, L.P. and Forward Ventures IV-C, L.P. may dispose of or acquire additional shares of capital stock of the Issuer.

Except as set forth in the preceding sentence, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO. 02318X100	13D	Page 12 of 17 Pages

(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

As of May 21, 2013, after giving effect to the IPO and the Private Placement, Forward Ventures IV, L.P. was the beneficial and record owner of 950,876 shares of Common Stock, Forward Ventures IV B, L.P. was the beneficial and record owner of 80,608 shares of Common Stock and Forward Ventures IV-C, L.P. was the beneficial and record owner of 6,735 shares of Common Stock (such 1,038,219 shares of Common Stock to be referred to collectively as the “Record Shares”).  By virtue of the affiliate relationship between Forward Ventures IV, L.P., Forward Ventures IV B, L.P. and Forward Ventures IV-C, L.P., each entity may be deemed to beneficially own all of the Record Shares.  As the sole general partner of both Forward Ventures IV, L.P. and Forward Ventures IV B, L.P., Forward IV Associates, LLC may be deemed to beneficially own the Record Shares.  As the sole general partner of Forward Ventures IV-C, L.P., Forward IV-C Associates, LLC may be deemed to beneficially own the Record Shares.  As the managing members of each of Forward IV Associates, LLC and Forward IV-C Associates, LLC, each of Standish M. Fleming and Ivor Royston, M.D. may be deemed to beneficially own the Record Shares. As a key member of Forward IV Associates, LLC, Stuart Collinson, Ph.D. may be deemed to beneficially own the Record Shares.

Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of (1) Forward Ventures IV, L.P. for the 950,876 shares of Common Stock it holds of record; (2) Forward Ventures IV B, L.P. for the 80,608 shares of Common Stock it holds of record; and (3) Forward Ventures IV-C, L.P. for the 6,735 shares of Common Stock it holds of record.

(a)
Percent of Class:  Each Reporting Person 5.9%.  The foregoing percentage is calculated based on the 17,712,558 shares of Common Stock reported to be outstanding in the Issuer’s Prospectus filed with the Securities and Exchange Commission on May 15, 2013.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See line 7 of the cover sheets.

(ii)	Shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)	Sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

(iv)	Shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

CUSIP NO. 02318X100	13D	Page 13 of 17 Pages

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On March 19, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Registered Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described in this Schedule 13D or as set forth in the Exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangement, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1                  Agreement regarding filing of joint Schedule 13D.

CUSIP NO. 02318X100	13D	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of its or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           March 19, 2014

FORWARD VENTURES IV, L.P.

By:  Forward IV Associates, LLC

By:       /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

FORWARD VENTURES IV B, L.P.

By:  Forward IV Associates, LLC

By:       /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

FORWARD VENTURES IV-C, L.P.

By:  Forward IV-C Associates, LLC

By:       /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

FORWARD IV ASSOCIATES, LLC

By:        /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

CUSIP NO. 02318X100	13D	Page 15 of 17 Pages

FORWARD IV-C ASSOCIATES, LLC

By:       /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

/s/ Standish M. Fleming
Standish M. Fleming

/s/ Ivor Royston, M.D.
Ivor Royston, M.D.

/s/ Stuart Collinson, Ph.D.
Stuart Collinson, Ph.D.

CUSIP NO. 02318X100	13D	Page 16 of 17 Pages

EXHIBIT 1

JOINT REPORTING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Ambit Biosciences Corporation.

EXECUTED on this 19th day of March, 2014.

FORWARD VENTURES IV, L.P.

By:  Forward IV Associates, LLC

By:       /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

FORWARD VENTURES IV B, L.P.

By:  Forward IV Associates, LLC

By:       /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

FORWARD VENTURES IV-C, L.P.

By:  Forward IV-C Associates, LLC

By:       /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

FORWARD IV ASSOCIATES, LLC

By:        /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

CUSIP NO. 02318X100	13D	Page 17 of 17 Pages

FORWARD IV-C ASSOCIATES, LLC

By:       /s/ Standish M. Fleming
Name:  Standish M. Fleming
Title:    Managing Member

/s/ Standish M. Fleming
Standish M. Fleming

/s/ Ivor Royston, M.D.
Ivor Royston, M.D.

/s/ Stuart Collinson, Ph.D.
Stuart Collinson, Ph.D.